S2K Financial LLC

Statement of Financial Condition
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934
December 31, 2017

Filed as public information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69628

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YYYY) AND ENDING 12/31/17 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

S2K Financial LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Third Avenue, 28th Floor
(No. and Street)

New York	**New York**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Lou Malanoski — (646) 430-6747
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name -- *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Mary Lou Malanoski _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ S2K Financial LLC _____ , as of _____ December 31, 2017 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



_____
Signature

CFO
Title



Notary Public

DANIEL P JOHNSON
NOTARY PUBLIC-STATE OF NEW YORK
No. 01JO6320154
Qualified in New York County
My Commission Expires March 02, 2019

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

S2K Financial LLC
Index
December 31, 2017



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Managing Member of S2K Financial LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of S2K Financial LLC (the Company) as of December 31, 2017, and the related notes to the financial statement (collectively, referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2016.

New York, New York
February 28, 2018

S2K Financial LLC
Statement of Financial Condition
December 31, 2017

Assets	
Cash	$ 1,608,128
Accounts receivable	311,748
Prepaid and deferred expenses	373,674
Other assets	208,104
Total assets	$ 2,501,655
Liabilities and Member's Equity	
Accounts payable and other accrued expenses	$ 623,536
Total liabilities	623,536
Member's equity	1,878,119
Total Liabilities and Member's Equity	$ 2,501,655

The accompanying notes are an integral part of these financial statement.

1.   **Organization**

S2K Financial LLC (the "Company"), is a limited liability company organized under the laws of the state of Delaware on May 15, 2015. The Company is a wholly-owned subsidiary of S2K Financial Holdings LLC (the "Parent"). On March 30, 2016 the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's operations consist providing financial advisory and capital raising services to companies through the development of products designed for retail investors which securities are distributed on a best efforts basis through independent broker-dealers; private placement of securities, Mergers and Acquisitions, corporate financing, investment advisory services to institutional investors. The Company may also enter into referral arrangements with investment advisors, pursuant to which the Company will refer prospective customers in return for a finder's fee.

Because the Company does not hold customer funds or securities, it is exempt from the requirement of SEC Rule 15c3-3.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition
Fees earned for services provided are recognized when (a) there is evidence of an arrangement with a customer or affiliate, (b) agreed upon services have been provided, (c) fees are fixed or determinable and (d) collection is reasonably assured. Other income which includes reimbursement of expenses pursuant to fee agreements is recognized when expenses are incurred.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which will supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States. The core principle of this ASU is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments, and assets recognized for costs incurred to obtain or fulfill a contract. ASU 2014-09 will be effective for the Company for the annual reporting period beginning January 1, 2018. This update allows for either full retrospective or modified retrospective adoption. In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, which amends guidance previously issued on these matters in ASU 2014-09. The effective date and transition requirements of ASU 2016-10 are the same as those for ASU 2014-09. In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow Scope Improvements and Practical Expedients, which clarifies certain aspects of the guidance, including assessment of collectability, treatment of

sales taxes and contract modifications, and providing certain technical corrections. The effective date and transition requirements of ASU 2016-12 are the same as those for ASU 2014-09.

The Company has evaluated the new guidance and will utilize the modified retrospective method of adoption which requires a cumulative change to members' equity. However, the adoption will not result in any change to retained earnings as of January 1, 2018 as the implementation of ASU 2014-09 for prior periods results in a reduction of certain revenues on a net basis but has no impact on the Company's historical net loss.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance in this ASU supercedes the leasing guidance in Topic 840 Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet, for all leases with terms longer than 12 months. Leases will be classified as either finance or operating with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018 including interim periods with those fiscal years. The Company is currently evaluating the impact of the pending adoption of the new standard on the financial statements.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances.

Cash

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Income Taxes

The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for income taxes.

At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3.   **Transactions with Related Parties**

The Company has entered into an Expense Sharing Agreement ("ESA") with two affiliated entities, S2K Partners Management LLC ("Partners") and S2K Servicing LLC ("Servicing"), whereby certain office and administrative services are shared between the Company, Servicing, and Partners based upon usage and estimated allocation of shared personnel. The ESA has a term of one year and is automatically renewed annually, unless terminated or modified by written notice.

Pursuant to an agreement with one customer, the Company and Partners may be jointly engaged. An agreement between the Company and Partners provides for a fee allocation in these situations. In 2017, the Company earned $50,000 pursuant to a joint agreement.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

The Company maintains its cash deposits at a financial institution which is an affiliate of the Company. The terms of the bank accounts are no different from those that would be or are provided to unrelated parties.

4. **Concentrations**

The Company earned commissions and is entitled to be reimbursed for expenses in connection with an offering for one client that accounted for 96% of revenues in 2017. At December 31, 2017, approximately 84% of the accounts receivable was from this client.

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits of $250,000 expose the Company to concentrations of credit risk. Balances throughout the year usually exceed the maximum coverage provided by the FDIC on insured depositor accounts.

5. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2017, the Company had regulatory net capital of $274,111 which was $232,542 above the required net capital of $41,569. The Company's ratio of aggregate indebtedness to regulatory net capital was 2.3 to 1 at December 31, 2017.

6. **Commitments and Contingencies**

The Company has entered into two noncancelable subleases for office space, one expiring in 2018 and the second expiring in 2020, with Partners for office space. The leases are subject to periodic escalation provisions for increases in real estate taxes and other charges. As of December 31, 2017, the Company has a security deposit of $96,104 included in other assets in connection with the lease expiring in 2020.

Minimum rental commitments under the leases, exclusive of escalation charges, are set forth below:

Year Ending December 31,	Total
2018	$ 427,582
2019	404,888
2020	358,321
Total	$1,190,791

Rent expense was approximately $396,600 for the year ended December 31, 2017 and is included in occupancy costs in the statement of operations.

As of December 31, 2017 there were no claims or lawsuits brought by or against the Company.

7. **Prepaid and deferred expenses**

The Company paid sign on bonuses to certain key employees. In accordance with Accounting Standards Codification 710, such amounts are amortized over the contract period which is two to three years. At December 31, 2017, $154,168 relating to this is included in prepaid and deferred expenses.

8. **Guarantees**

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has no guarantees outstanding at December 31, 2017 and issued no guarantees during the year then ended.

9. **Subsequent Events**

Management of the Company evaluated subsequent events or transactions that occurred through the date this financial statement was issued.

In February 2018, the Company's Parent agreed to merge with Partners. In connection with that transaction, an unaffiliated third party is contributing its wholly-owned broker-dealer in exchange for membership interests in the Company's Parent. The third party has also committed to contribute up to $21 million of cash to the Company's Parent.

In February 2018, the Parent and Company executed a Contribution Agreement, wherein the Parent agreed to contribute $500,000 as additional equity in the Company.